UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission file number: 0-49807
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Capital Appreciation Plan
For the Fiscal Year Ended December 31, 2010

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators and Participants of
Washington Gas Light Company Capital Appreciation Plan
We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010 and schedule of loans or fixed income obligations in default or classified as uncollectible, are presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/  Mitchell & Titus, LLP
Washington, DC
June 29, 2011

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value:
Registered investment companies	$27,375,858	$25,249,875
Common/collective trust funds	10,875,877	9,114,272
Stable Value Fund	16,246,930	15,655,076
WGL Holdings, Inc. Common Stock Fund	12,535,440	12,059,809

Total Investments	67,034,105	62,079,032

Receivables:
Employee contribution	83,737	56,187
Employer contribution	28,741	18,108
Notes receivable from participants	3,185,382	3,009,174

Total Receivables	3,297,860	3,083,469

Net Assets Reflecting Investments at Fair Value	70,331,965	65,162,501

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(349,738)	(31,248)

Net Assets Available for Benefits	$69,982,227	$65,131,253

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009

Investment Income:
Net appreciation in fair value of investments	$5,101,673	$7,330,948
Net appreciation in contract value of investments	437,538	420,737
Dividend and interest income	767,260	851,454

Total Investment Income	6,306,471	8,603,139

Interest income on notes receivable from participants	146,208	163,683

Transfer out — to the Washington Gas Light Company Savings Plan	(1,214,338)	(605,289)

Contributions:
Employee	2,669,287	2,670,864
Employer	1,213,502	1,191,940

Total Contributions	3,882,789	3,862,804

Deductions:
Benefits paid	(4,110,219)	(2,995,865)
Administrative expenses	(159,937)	(19,636)

Total Deductions	(4,270,156)	(3,015,501)

Net Increase in Net Assets	4,850,974	9,008,836

Net Assets Available for Benefits:
Beginning of Year	65,131,253	56,122,417

End of Year	$69,982,227	$65,131,253

The accompanying notes are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1—Description of the Capital Appreciation Plan
The following description of the Washington Gas Light Company Capital Appreciation Plan (“Plan” or “Capital Appreciation Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan covering all union-eligible employees of Washington Gas Light Company (“Company”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Capital Appreciation Plan is administered by the Vice President – Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of the Company. In 2005, the Plan Administrators appointed ING (formerly known as CitiStreet LLC) as the service provider and recordkeeper (“Recordkeeper”) for the Plan and State Street Bank and Trust Company as the trustee (“Trustee”) for the Plan. Effective April 1, 2010, State Street Bank and Trust Company was replaced by ING National Trust Company as the trustee for the Plan.
Contributions
The Capital Appreciation Plan permits employees to contribute on both an after-tax and pre-tax basis. Under the pre-tax provision of the Capital Appreciation Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to Internal Revenue Service (“IRS”) limits. The Company contributes as a pre-tax matching contribution 100% of the first 4% of compensation for Office and Professional Employees International Union – Local 2 (“OPEIU”), Teamsters Local 96, Shenandoah Gas, Frederick Gas, (IBEW Production & Maintenance and IBEW Clerical) and Hampshire Gas. Employees who are age 50 or older may make a “catch-up” contribution in accordance with the Internal Revenue Code (“IRC”). Employees were allowed to contribute an additional $5,500 in 2010 on a pre-tax basis in excess of the maximum 401(k) contributions of $16,500 in 2010; however, there is no employer match for “catch-up” contributions.
Under the after-tax provision of the Capital Appreciation Plan, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for these contributions. Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above. In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above.
Teamsters Local 96 and OPEIU employees who are first hired on or after January 1, 2009, receive an Employer Supplemental Contribution in an amount set out in the most current

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 1—Description of the Capital Appreciation Plan (continued)
collective bargaining agreement. Such amount is 3% of compensation from January 1, 2009 through December 31, 2010, and 4% of compensation from January 1, 2011 through June 1, 2012 for Teamsters Local 96 new hires; 3% of compensation from January 1, 2009 through December 31, 2009, and 4% of compensation from January 1, 2010 through March 31, 2011 for OPEIU new hires. IBEW Local 1900 and Hampshire Gas employees who are first hired on or after January 1, 2010 receive an Employer Supplemental Contribution in an amount set out in the most current bargaining agreement. Such amount is 3% of compensation from January 1, 2010 through December 31, 2010 and 4% of compensation beginning January 1, 2011 for IBEW Local 1900 new hires; and 3% of compensation from January 1, 2010 through December 31, 2010 and 4% of compensation beginning January 1, 2011 for Hampshire Gas new hires.
Employees hired after January 1, 2001 are automatically enrolled in the Capital Appreciation Plan within 40 days of employment at a pre-tax contribution of 1% of the employee’s base compensation. The employee may opt-out of plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.
The Capital Appreciation Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.
Vesting
Participants are 100% vested at all times in the amounts credited to their accounts.
Participant Accounts
A separate account is maintained for each participant in the Capital Appreciation Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, the Employer Supplemental Contribution, participant withdrawals, plan expenses, and an allocation of the earnings or losses on investments, and other investment income. The Recordkeeper maintains participants’ accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.
Investments
Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in an investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers a common stock fund, registered investment companies (mutual funds), common/collective trust funds and a stable value fund as investment options for participants. Certain of these investments engage in securities lending, where a portion of the securities held by the fund are loaned to other brokers or financial institutions (the “borrowers”). The borrowers often provide collateral against the loans. The percentage of each fund on loan as of December 31, 2010 varies by investment.
Distributions
When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date. The

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 1—Description of the Capital Appreciation Plan (continued)
employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive 100% of his/her account balance as of the latest valuation date as a lump-sum distribution.
In-Service Withdrawals
Participants can make withdrawals of after-tax and rollover contributions and earnings on those contributions not more than once a Plan year. Participants can make withdrawals of pre-tax contributions and earnings on those contributions after attaining age 59-1/2 not more than once a Plan year.
Participant Loans
Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up”, and Company match contributions, but not including the Employer Supplemental Contribution. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years with the exception of loans for the purchase of the participant’s principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account, and effective January 1, 2008, new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the prior calendar quarter. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as Notes receivable from participants.
Amendment or Termination
The Capital Appreciation Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.
Note 2—Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
In conformity with accounting principles generally accepted in the United States, the Plan Administrators make estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 2—Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of plan investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
Management fees and operating expenses charged to the Plan for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Reporting of Investment Contracts — (Stable Value Fund)
Beginning on July 15, 2008, the new stable value investment option for the Capital Appreciation Plan was the Stable Value Fund. It was a blend of the State Street Global Advisors Principal Accumulation Return Fund (“SSgA PAR Fund”) and the Wells Fargo Stable Return Fund from July 15, 2008 through June 26, 2009. After June 26, 2009, the Stable Value Fund is solely comprised of the Wells Fargo Stable Return Fund.
Participants’ investments in the SSgA PAR Fund at July 15, 2008 were transferred to the Wells Fargo Stable Return Fund over a twelve-month period, as provided by the contract between the Plan and State Street Global Advisors. The twelve-month transition period was designed to protect the value of participants’ investments, which could be adversely affected by the early liquidation of fixed-term investments. The Wells Fargo Stable Return Fund’s relative portion of the Stable Value Fund increased each month as investments were transferred from the SSgA PAR Fund and new contributions were made.
The Stable Value Fund invests in high quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. As required by ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan as required by the ASC Topic 962. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Distributions
Distributions are recorded when checks are drawn and delivered to participants.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 2—Significant Accounting Policies (continued)
Administrative Expenses
Effective April 1, 2010, expenses for record-keeping and plan administration (including expenses for investment consulting services, legal and auditing services, and communication fees) were deducted from participants’ accounts each quarter. The administrative expense deductions are made only when the participant account balance is over $3,000 at the end of the quarter. The cost per participant may adjust each quarter as administrative costs change. Prior to April 1, 2010, the Company paid substantially all administrative expenses of the Capital Appreciation Plan, except for investment related expenses which were paid by the Plan.
Note 3—Tax Status
The Capital Appreciation Plan obtained its latest determination letter on February 11, 2009, in which the IRS stated that the Plan, as amended and restated effective January 1, 2008, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC. Thus, no provision for income taxes has been included in the financial statements.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The plan is currently enganged in a routine audit by the IRS for plan years 2007, 2008 and 2009.
Note 4—Plan Amendments
The Plan was amended on March 10, 2009 to include a few minor technical changes requested by the IRS as a condition of issuing a favorable determination letter. The Plan was again amended on December 14, 2009, to provide for supplemental employer contributions for new hires in certain bargaining units and changes in the pre-tax employer matching contribution for IBEW Production & Maintenance and IBEW Clerical employees, effective January 1, 2010. The amendment also included several required statutory changes to comply with provisions required by the Pension Protection Act (allowing rollovers of plan distributions to Roth IRAs and eliminating the requirement to distribute gap period income for Actual Deferral Percentage (“ADP”) and Actual Contribution Percentage (“ACP”) corrective distributions); the Worker, Retiree and Employer Recovery Act of 2008 (allowing non-spouse beneficiaries of deceased participants to make an eligible rollover distribution to an “inherited” IRA); and the Heroes Earnings Assistance and Relief Act of 2008 (allowing withdrawals by employees on active military service for more than 30 days and adding differential pay to the Section 415 definition of compensation). The Plan was amended again on December 22, 2010 to include statutory changes required under the Worker, Retiree & Employer Recover Act of 2008 for the suspension of minimum required distribution in 2009 and an optional change allocating plan administrative and record-keeping expenses to participants’ and beneficiaries’ accounts on a quarterly basis beginning April 2010.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 5—Investments
The Capital Appreciation Plan’s investments are held by the Trustee. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

American Funds Growth Fund of America	$11,409,015	$10,922,885
Stable Value Fund a/ b/	15,897,192	15,655,076
Van Kampen Growth & Income Fund	7,012,867	6,999,812
WGL Holdings, Inc. Common Stock Fund a/	12,535,440	12,059,809

a/	Party-in-interest (see Note 8).

b/	At contract value (see Note 2).
During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Net appreciation in fair value of:
Registered investment companies	$2,773,268	$5,236,659
Common/collective trust funds	1,414,185	1,724,258
WGL Holdings, Inc. Common Stock Fund *	914,220	370,031

Total	$5,101,673	$7,330,948

Net appreciation in contract value of:
Stable Value Fund *	$437,538	$420,737

Total	$437,538	$420,737

*	Party-in-interest (see Note 8).

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 6—Fair Value Measurements
The Plan measures the fair value of financial assets and liabilities in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Many investments provide their investors with a calculated net asset value (“NAV”) per share that is used to estimate the fair value of the investment. The NAV can be used as a practical expedient to measure fair value if the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services — Investment Companies.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 6—Fair Value Measurements (continued)
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies
Large cap funds	$18,421,882	$—	$—	$18,421,882
Fixed income funds	2,460,899			2,460,899
International funds	3,842,054			3,842,054
Small/mid cap funds	2,651,023			2,651,023
Common/collective trust funds
Target date funds	—	7,627,422	—	7,627,422
Large cap blend funds	—	2,911,061	—	2,911,061
Small/mid income funds		337,394		337,394
Stable Value Fund	—	—	16,246,930	16,246,930
WGL Holdings, Inc. Common Stock Fund	—	12,535,440	—	12,535,440

Total investments, at fair value	$27,375,858	$23,411,317	$16,246,930	$67,034,105

		December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies
Large cap funds	$17,922,696	$—	$—	$17,922,696
Fixed income funds	2,030,090			2,030,090
International funds	3,417,278			3,417,278
Small/mid cap funds	1,879,811			1,879,811
Common/collective trust funds
Target date funds	—	7,412,824	—	7,412,824
Large cap blend funds	—	1,701,448	—	1,701,448
Stable Value Fund	—	—	15,655,076	15,655,076
WGL Holdings, Inc. Common Stock Fund	—	12,059,809	—	12,059,809

Total investments, at fair value	$25,249,875	$21,174,081	$15,655,076	$62,079,032

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 6—Fair Value Measurements (continued)
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.
Registered investment companies: Valued at the quoted net asset value on the last trading date of the year.
Common/collective trust fund: Valued by the issuer of the common/collective trust funds based on the value of each of the underlying investments, less any applicable fees charged by the Issuer. The underlying investments are valued by the issuer using quoted market prices on active exchanges or, if unavailable, primarily using quoted market prices from independent pricing services and broker dealers. The common/collective trust funds include the SSgA S&P 500 Index Fund and the JPMorgan SmartRetirement Funds. The SSgA S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption. The JPMorgan SmartRetirement Funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. The fund does not have any restrictions on individual participant withdrawals, but would require a 60-day notification if the Plan were going to do a partial or complete withdrawal from the Fund.
Stable Value Fund: Valued by the issuer of the Wells Fargo Stable Return Fund based on the value of each of the underlying investments, less any applicable fees charged by the Issuer. Investments in insurance contracts are valued at contract value, which is equal to the principal balance plus accrued interest, and are then adjusted to fair value based on current market yields, as well as other valuation techniques. Fixed income investments are valued at amortized cost which approximate fair value. All other underlying investments are valued by the issuer using quoted market prices on active exchanges, where applicable, or a method that approximates fair value. The Stable Value Fund has an investment objective to preserve principal by investing in a variety of investment contracts which are not expected to experience price fluctuation in most economic or interest rate environments. The fund does not have any restrictions on individual participant withdrawals, but would require a 12-month notification if the Plan were going to withdraw from the fund.
WGL Holdings, Inc. Common Stock Fund: Valued based on the quoted market price of the common shares of WGL Holdings, Inc. on the last trading date of the year, plus the cash equivalent investments held in the short-term investment fund. The WGL Holdings, Inc. Common Stock Fund has an investment objective to approximate the performance of WGL Holdings, Inc stock. The fund does not have any restrictions on redemption.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 6—Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010 and 2009.

Stable Value Fund

Balance as of January 1, 2009	$—

Purchases, sales, issuances, and settlements, net	—
Transfer in from Level 2	15,655,076

Balance as of December 31, 2009	$15,655,076

Balance as of January 1, 2010	$15,655,076

Purchases, sales, issuances, and settlements, net	(167,787)
Total gains (realized/unrealized)	759,641

Balance as of December 31, 2010	$16,246,930

The Stable Value Fund moved from Level 2 to Level 3 on December 31, 2009 due to the implementation of Accounting Standards Update (“ASU”) 2009-12, Fair Value Measurements and Disclosures — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The Stable Value Fund is a Level 3 because the investment cannot be redeemed at NAV in the near term.
Total gains (realized and unrealized) are reported in the Statement of Changes in Net Assets Available for Benefits and are included in Net appreciation in fair value of investments. The total gains for the period that are attributable to the change in unrealized gains relating to those assets still held at the reporting date are immaterially different from the total gains reported above.
Note 7—Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8—Related-Party Transactions
Certain Plan investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company was the trustee of the plan from January 1, 2010 to March 31, 2010, therefore, these transactions qualify as party-in-interest transactions. Effective April 1, 2010, State Street Bank and Trust Company was replaced by ING National Trust Company as the trustee for the Plan. Additionally, as the Plan holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Note 9— Recent Accounting Pronouncements
Accounting Standards Adopted in the Current Plan Year
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance was effective for the Plan’s financials on January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Plan’s financials on January 1, 2011. The adoption of this standard did not have a material effect on the Plan’s financial statements.
In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. This ASU provides amendments to Subtopic 855-10, Subsequent Events — Overall, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The new guidance eliminates the requirement to disclose the date through which a registered company has evaluated subsequent events. The adoption of this standard did not have a material effect on the Plan’s financial statements.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
Other Newly Issued Accounting Standards
In May 2011, The FASB issued ASU 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This standard was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments will be effective for annual periods beginning after December 15, 2011. The Plan is evaluating the possible effect of this standard on the Plan’s financial statements.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
SUPPLEMENTAL SCHEDULE
Schedule G, Part 1 — Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
As of December 31, 2010
EIN: 53-0162882
Plan No: 004

* If Party		Original	Amount Received During
in		amount of	Reporting Year		Unpaid Balance		Amount Over-Due
Interest	Identity of Obligor	loan	Principal	Interest	at 12-31-10	Loan Terms	Principal	Interest

						Loan date: 06-18-09
*	Alma Smith	$42,986.95	$0.00	$0.00	$42,986.95	Maturity Date: 07/10/14 Interest Rate: 4.25% Uncollateralized	$11,636.16	$2,322.00

						Loan date: 12-19-06
*	Gary Botts	$35,174.26	$0.00	$0.00	$29,232.89	Maturity Date: 01/10/12 Interest Rate: 6.24% Uncollateralized	$21,000.24	$3,593.16

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2010
EIN: 53-0162882
Plan No: 004

	Name of Issuer	Type of Investment	Current Value
	American Funds Growth Fund of America	Registered Investment Company	$11,409,015
	CRM Small/Mid Cap Value Institiutional Fund	Registered Investment Company	1,213,896
	MFS International Growth Fund	Registered Investment Company	1,487,483
	PIMCO Total Return Fund	Registered Investment Company	2,460,899
	Templeton Institutional Foreign Equity Fund	Registered Investment Company	2,354,571
	Van Kampen Growth & Income Fund	Registered Investment Company	7,012,867
	Wells Fargo Advantage Discovery Fund	Registered Investment Company	1,437,127
	JPMorgan SmartRetirement Income Fund	Common/Collective Trust	337,394
	JPMorgan SmartRetirement 2010 Fund	Common/Collective Trust	707,657
	JPMorgan SmartRetirement 2015 Fund	Common/Collective Trust	1,437,569
	JPMorgan SmartRetirement 2020 Fund	Common/Collective Trust	1,813,556
	JPMorgan SmartRetirement 2025 Fund	Common/Collective Trust	1,233,013
	JPMorgan SmartRetirement 2030 Fund	Common/Collective Trust	1,295,519
	JPMorgan SmartRetirement 2035 Fund	Common/Collective Trust	516,099
	JPMorgan SmartRetirement 2040 Fund	Common/Collective Trust	276,702
	JPMorgan SmartRetirement 2045 Fund	Common/Collective Trust	120,140
	JPMorgan SmartRetirement 2050 Fund	Common/Collective Trust	227,167
a/	SSgA S&P 500 Index Fund	Common/Collective Trust	2,911,061
a/ b/	Stable Value Fund	Common/Collective Trust	15,897,192
a/	WGL Holdings, Inc. Common Stock Fund	Common Stock Fund	12,535,440

	Notes Receivable from Participants	Participant loans with interest rates ranging from 4.25% to 8.44%	3,185,382

	Total		$69,869,749

a/ — Denotes Party-in-Interest

b/ — Contract Value

Washington Gas Light Company Capital Appreciation Plan
Signatures
          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
Date: June 29, 2011	/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. (Plan Administrator)
Vice President and Chief Financial Officer Washington Gas Light Company

Date: June 29, 2011	/s/ Luanne Gutermuth
Luanne Gutermuth (Plan Administrator)
Vice President, Human Resources and Organization Development Washington Gas Light Company